U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SEC File Number 0-27715

CUSIP Number 87609C105

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[x] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form N-SAR

For Period Ended: December 31, 2006

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

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Part I - Registrant Information

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Full Name of Registrant:  Tara Gold Resources Corp.

Former Name if Applicable:  American Stellar Energy, Inc.

Address of Principal Executive Office (Street and Number)

2162 Acorn Court

City, State and Zip Code

Wheaton, IL 60187

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company did not complete its financial statements in sufficient time so as to allow the report to be filed by April 2, 2007.  As a result, additional time is needed to file the report.

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Part IV - Other Information

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(1)

Name and telephone number of person to contact in regard to this notification

William T. Hart

(303)

            839-0061

                (Name)

(Area Code)    (Telephone Number)

(2)

Have all other periodic reports

required under Section 13 or 15(d)

of the Securities Exchange Act of

1934 during the preceding l2 months

(or for such shorter period that

the registrant was required to file

such reports) been filed?  If answer

is no, identify report(s).

   [  ] Yes  [X] No

(3)

Is it anticipated that any significant

change in results of operations from

the corresponding period for the last

fiscal year will be reflected by the

earnings statements to be included

in the subject report or portion thereof?

   [  ] Yes  [X] No

If so:  attach an explanation of the

anticipated change, both narratively and

quantitatively, and, if appropriate, state

the reasons why a reasonable estimate of

the results cannot be made.

         TARA GOLD RESOURCES CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2007

By    /s/ Francis Richard Biscan, Jr.

Francis Richard Biscan Jr., President

Tara Gold Resources Corp.

2162 Acorn Court

Wheaton, IL 60187

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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